Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

October 29, 2014

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, NW

Washington, DC  20549

Re:  Registered Management Investment Company Fidelity Bond

Ladies and Gentlemen:

On behalf of the Registrants listed on the attached Schedule A, filed herewith pursuant to Rule 17-g l (g)(1)(B)(i)(ii),(iii) and (iv) under the Investment Company Act of 1940 is:

(i)

A copy of the fidelity bond;

(ii)

a certified copy of the resolutions of majority of the Trustees who are not interested persons of the Trust’s listed on Schedule A approving the bond.

(iii)

a statement showing the amount of the single insured bond which each investment company would have maintained had it not been named as an insured under a joint insured bond which is effective from September 1, 2014 to September 1, 2015;

(iv)

a statement as to the period for which premiums have been paid; and

(v)

a copy of the agreement between the investment company and each of the named insureds entered into pursuant to paragraph (f) of Regulation 17g-1.

If you have any questions or comments concerning the enclosed, please contact the undersigned at

(617) 672-8106 or fax (617) 672-1106.

Sincerely,

/s/ Paul M. O’Neil

Paul M. O’Neil

Vice President

Schedule A

Asian Small Companies Portfolio

Bond Portfolio

Boston Income Portfolio

CMBS Portfolio

Currency Income Advantage Portfolio

Dividend Builder Portfolio

Emerging Markets Local Income Portfolio

Eaton Vance Floating Rate Portfolio

Global Macro Absolute Return Advantage Portfolio

Global Macro Capital Opportunities Portfolio

Global Macro Portfolio

Global Opportunities Portfolio

Government Obligations Portfolio

Greater India Portfolio

High Income Opportunities Portfolio

Inflation-Linked Securities Portfolio

International Income Portfolio

Investment Grade Income Portfolio

Large-Cap Core Research Portfolio

Large-Cap Growth Portfolio

Large-Cap Value Portfolio

MSAM Completion Portfolio

MSAR Completion Portfolio

Parametric Market Neutral Portfolio

Senior Debt Portfolio

Short Duration High Income Portfolio

Short-Term U.S. Government Portfolio

SMID-Cap Portfolio

Tax-Managed Growth Portfolio

Tax-Managed International Equity Portfolio

Tax-Managed Multi-Cap Growth Portfolio

Tax-Managed Small-Cap Portfolio

Tax-Managed Small Cap Value Portfolio

Tax-Managed Value Portfolio

Worldwide Health Sciences Portfolio

A-1